SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                       ----------------------------------



                                    FORM 11-K
                                  ANNUAL REPORT




                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

                   For the fiscal year ended December 31, 1998




                    ALLEN-BRADLEY SAVINGS AND INVESTMENT PLAN
                        FOR REPRESENTED HOURLY EMPLOYEES



                       ROCKWELL INTERNATIONAL CORPORATION
                         600 Anton Boulevard, Suite 700
                        Costa Mesa, California 92626-7147

ALLEN-BRADLEY SAVINGS AND INVESTMENT PLAN
FOR REPRESENTED HOURLY EMPLOYEES


TABLE OF CONTENTS
-------------------------------------------------------------------------------

                                                                           Page

INDEPENDENT AUDITORS' REPORT                                                 1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 1998 AND 1997:

   Statements of Net Assets Available for Benefits                           2

   Statements of Changes in Net Assets Available for Benefits                3

   Notes to Financial Statements                                            4-9

SUPPLEMENTAL SCHEDULES:

   Item 27a - Schedule of Assets Held for Investment Purposes               10

   Item 27b - Schedule of Loans or Fixed Income Obligations                 11

SIGNATURES                                                                 S-1

EXHIBIT:

         Independent Auditors' Consent                                     S-2

INDEPENDENT AUDITORS' REPORT


To the Allen-Bradley Savings and Investment Plan for
  Represented Hourly Employees and Participants therein:

We have audited the accompanying financial statements of the Allen-Bradley Savings and Investment Plan for Represented Hourly Employees as of December 31, 1998 and 1997 and for the years then ended, listed in the Table of Contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. These schedules have been subjected to the auditing procedures applied in our audit of the basic 1998 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole, except that the supplemental Schedule of Loans or Fixed Income Obligations does not include certain information regarding participant loans.



Deloitte & Touche LLP
Pittsburgh, Pennsylvania
June 18, 1999

ALLEN-BRADLEY SAVINGS AND INVESTMENT
PLAN FOR REPRESENTED HOURLY EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

                                                    1998             1997

INVESTMENTS:
     Master Defined Contribution Trust       $   30,514,887     $  26,127,019
     Loan fund                                      564,219           312,791
                                             ---------------    ---------------
          Total investments                      31,079,106        26,439,810
                                             ---------------    ---------------

RECEIVABLES:
     Contributions receivable - employer                  -            24,864
     Contributions receivable - employee                  -            86,186
     Income receivable                                   43                 3
                                             ---------------    ---------------

          Total receivables                              43           111,053
                                             ---------------    ---------------

TOTAL ASSETS AND NET ASSETS AVAILABLE
     FOR BENEFITS                            $   31,079,149     $   26,550,863
                                             ===============    ===============


See notes to financial statements.

ALLEN-BRADLEY SAVINGS AND INVESTMENT
PLAN FOR REPRESENTED HOURLY EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1998 AND 1997
-------------------------------------------------------------------------------

                                                    1998             1997

NET ASSETS AVAILABLE FOR BENEFITS,
     BEGINNING OF YEAR                       $   26,550,863     $   21,899,860
                                             ---------------    ---------------

INCOME:
  Earnings from investments:
     Net earnings in Master Defined
       Contribution Trust                         1,985,638          1,477,284
     Interest                                        37,670              5,242
     Dividends                                            -                645
     Net depreciation in fair value
       of investments                                     -             (3,911)
                                             ---------------    ---------------

          Total earnings from investments         2,023,308          1,479,260
                                             ---------------    ---------------

  Contributions:
     Employer                                     1,004,399          1,060,463
     Employee                                     3,364,866          3,469,535
                                             ---------------    ---------------

          Total contributions                     4,369,265          4,529,998
                                             ---------------    ---------------

          Total income                            6,392,573          6,009,258

EXPENSES -
  Payments to participants or beneficiaries       1,850,389          1,382,282
                                             ---------------    ---------------

NET INCOME                                        4,542,184          4,626,976

NET TRANSFERS (FROM) TO THE PLAN                    (13,898)            24,027
                                             ---------------    ---------------

NET INCREASE                                      4,528,286          4,651,003
                                             ---------------    ---------------

NET ASSETS AVAILABLE FOR BENEFITS,
  END OF YEAR                                $   31,079,149     $   26,550,863
                                             ===============    ===============


See notes to financial statements.

ALLEN-BRADLEY SAVINGS AND INVESTMENT PLAN
FOR REPRESENTED HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1998 AND 1997
-------------------------------------------------------------------------------


1.    DESCRIPTION OF PLAN

      The following brief description of the Allen-Bradley Savings and Investment Plan for Represented Hourly Employees (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

a. General - The Plan is a defined contribution savings plan covering all permanent represented hourly employees of Allen-Bradley Company, LLC (the "Company") who elect to participate in the Plan. The Company is a wholly-owned subsidiary of Rockwell International Corporation ("Rockwell"). The Savings Plan Administrative Committee and the Plan Administrator control and manage the operation and administration of the Plan. Wells Fargo, N. A. is the trustee of the Plan's assets. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

            In 1997, the Plan's investments were transferred into the Rockwell International Corporation Master Defined Contribution Trust. Participants in the Plan may invest in any of the following investment funds in 5% increments among any or all of the funds below:

            o Diversified Fund - Invests primarily in equity securities other than those issued by Rockwell.

            o     Fixed Income Fund - Invests in fixed income securities.

            o Guaranteed Return Fund - Invests in contracts with insurance companies providing a guarantee of principal (backed by the general assets of the insurance company) and a specified rate of interest.

            o Intermediate Term Bond Fund - Invests in U.S. Government securities, corporate notes and bonds and short term investment funds of the trustee.

            o Stock Fund B (employee contributions) - Invests in and holds the common stock of Rockwell.

            Other funds of the Plan include:

            o Stock Fund F - Holds the common stock of Meritor Automotive, Inc. ("Meritor"). See footnote 5.

            o     Loan Fund - Represents outstanding participant loan balances.

            o Stock Fund H - Holds the common stock of Conexant Systems, Inc. ("Conexant"). See footnote 5.

            Stock Funds F and H are closed to any additional employee contributions. Additionally, there are special rules regarding distribution from such funds. Any dividends received on behalf of these funds are paid to the Guaranteed Return Fund.

      b. Participation - The Plan provides that eligible employees electing to become participants may contribute up to a maximum of 9% of compensation, as defined in the Plan. Participant contributions can be made either before or after U.S. federal taxation of a participant's compensation. The maximum before-tax contribution (Salary Reduction Contribution) is 9% for non-highly compensated participants, and 8% for highly compensated participants. In addition, the Company contributes out of its current or accumulated earnings and profits, but not otherwise, an amount equal to 50% of the total amount of participant contributions provided that such amount shall not exceed an amount equal to 5% of compensation in 1998 and 1997, respectively, less the amount of any forfeitures as provided by the Plan. Company contributions are made to the Guaranteed Return Fund.

      c. Investment Elections - Participants may elect to have their participant contributions made to any of the funds indicated in Note 1.a. that are available to participant contributions in 5% increments among any or all of these funds. Participants with units in the Guaranteed Return Fund may annually elect to convert all or a part of their percentage interest in an insurance contract into units in other funds as the insurance contracts held within the Guaranteed Return Fund expire.

            Participants' contributions to the Guaranteed Return Fund are invested in contracts with Metropolitan Life Insurance Company, New York Life Insurance Company, John Hancock Mutual Life Insurance Company and the Prudential Insurance Company of America with various guaranteed annual returns to participants for the contract periods. The crediting interest rates at December 31, 1998 for the contracts ranged from 5.84% to 6.47% and the crediting interest rates at December 31, 1997 ranged from 5.84% to 6.84%.


            A participant with units in the Guaranteed Return Fund may irrevocably elect, by providing a notice at least 30 days prior to the contract expiration date, to convert his or her interest in such contract, in 5% increments, to the Diversified Fund, Stock Fund B, the Intermediate Term Bond Fund, the Fixed Income Fund and/or the current Guaranteed Return Fund. Such conversion will be based on the value of units in such respective funds as of the date of such expiration, or the valuation date immediately preceding the transfer of funds, whichever is later.

      d. Unit Values - Participants do not own specific securities or other assets in the Plan, but have an interest therein represented by units valued each business day. Between valuation dates, contributions to and withdrawal payments from each fund are converted to units by dividing the amount of such transactions by the unit value as last determined, and the participants' accounts are charged or credited, as the case may be, with the number of units properly attributable to each participant.

      e. Vesting - Each participant is fully vested at all times in the portion of a participant's account which relates to the participant's contributions and earnings thereon. Vesting in the Company contribution portion of a participant's account plus actual earnings thereon is based on years of credited service. A participant is 100% vested after five years of credited service. Partial vesting occurs at a rate of 20% per year of credited service. Upon termination of employment, participants may receive their account balance, to the extent vested, in the form of a lump sum payment, installment payments or an annuity contract from a legal reserve life insurance company. Participant before-tax contributions can be withdrawn provided the participant has either attained the age of 59-1/2 or is able to demonstrate financial hardship.

      f. Loans - Participants may obtain a loan in an amount as defined in the Plan (not less than $1,000 and not greater than $50,000 or 50% of the participant's account balance) from the balance of the participant's account. Interest is charged at a rate equal to the prime rate plus 1%. The loans can be repaid through payroll deductions over periods ranging from 12 to 60 months or up to 120 months for the purchase of a primary residence, or they can be repaid in full after a minimum of 12 months. Payments of principal and interest are credited to the participant's account. Participants may have only one loan outstanding at a time.

      g. Forfeitures - When certain terminations of participation in the Plan occur, the nonvested portion of the participants' account represents a forfeiture. Forfeitures reduce the Company's contributions to the Plan. However, if the participant is reemployed and fulfills certain requirements, as defined in the Plan document, the participant's account will be restored by the Company.

      h. Benefit Claims Payable - Distributions and withdrawals from participants' accounts may be made as of the end of any quarter of the Plan fiscal year. Effective October 1, 1997, the Plan changed to daily processing of all transactions. As a result, at December 31, 1998 and 1997, there were no amounts due to participants who had withdrawn from the Plan.

      i. Priorities Upon Termination of the Plan - The Company has the authority to suspend contributions to the Plan or to terminate or modify the Plan from time to time. In the event that the Plan is terminated or contributions by the Company are discontinued, each participant's employer contributions account will be fully vested. Benefits under the Plan will be provided solely from the Plan assets.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      a. Valuation of Investments - Investment in the Master Defined Contribution Trust is stated at fair value. See footnote 3.

      b. Expenses - Plan fees and expenses, including fees and expenses connected with the provision of administrative services by external service providers, are paid by the Company.

      c. Use of Estimates - Estimates and assumptions made by the Plan's management affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases to the Plan during the reporting period. Actual results could differ from those estimates.

3.    MASTER DEFINED CONTRIBUTION TRUST

      At December 31, 1998 and 1997, with the exception of the participant loan fund, all of the Plan's investment assets were held in a Master Defined Contribution Trust ("Master Trust"), at Wells Fargo, N.A. Use of the Master Trust permits the commingling of the trust assets of a number of benefit plans of Rockwell and its subsidiaries for investment and administrative purposes. Although assets are commingled in the Master Trust, Wells Fargo, N.A. maintains supporting records for the purpose of allocating the net gain of the investment accounts to the various participating plans.

      The investment accounts of the Master Trust are valued at fair value at the end of each day. If available, quoted market prices are used to value investments. In instances wherein quoted market prices are not available, the fair value of investments is estimated primarily by independent investment brokerage firms and insurance companies. The funds held by the Master Trust are discussed in footnote 1.

      The net gain or loss of the accounts for each day is allocated by the trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of all participating plans.

      The net assets of the Master Trust at December 31, 1998 and 1997 are summarized as follows:

                                                  1998             1997

      Assets:
        Cash and equivalents               $    74,351,351     $    151,789,487
        U.S. Government securities              20,395,583           52,855,764
        Corporate bonds and debentures         135,081,333           16,296,122
        Corporate stocks                     2,852,241,039        3,225,666,216
        Guaranteed investment contracts        406,115,361          446,246,073
        Accrued income                           4,125,316            2,117,905
                                           ----------------    -----------------
           Total assets and net assets
           available for benefits          $ 3,492,309,983     $  3,894,971,567
                                          ================    =================

      The net investment (loss) earnings of the Master Trust for the years ended December 31, 1998 and 1997 is summarized as follows:

      Interest                             $    38,579,864     $     36,452,298
      Dividends                                 58,366,753           22,897,520
      Net appreciation (depreciation):
        U.S. Government securities                 407,560             (412,594)
        Corporate bonds and debentures            (625,459)             301,248
        Common stocks                         (103,309,401)         (54,950,172)
                                           ----------------    -----------------

           Net investment (loss) earnings  $    (6,580,683)    $      4,288,300
                                           ================    =================

      The Plan's interest in the total Master Trust, based on the percentage held of the Master Trust net assets, was less than 1% at both December 31, 1998 and 1997. While the Plan participates in the Master Trust, the portfolio of investments is not ratable between the various participating plans. As a result, those plans with smaller participation in the common stock funds recognized less net depreciation in 1998 and 1997.

      Prior to the transfer of assets to the Master Trust in 1997, income of $5,887 and net depreciation of $3,911 was earned on plan investments.

4.    TAX STATUS

      The Plan obtained its latest determination letter in 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. The Company believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that, therefore, the Plan continues to qualify under Section 401(a) and the related trust continues to be tax-exempt as of December 31, 1998. Therefore, no provision for income taxes is included in the Plan's financial statements.


5.    CHANGES IN THE PLAN

      Effective January 1, 1997:

      o Participants have the opportunity to change their investment options for ongoing employee contributions, once every calendar quarter.

      o Participants have the ability to invest employee contributions in 5% increments among five investment funds.

      o Participants have the ability to transfer current account balances, once every calendar quarter on a limited basis.

      o There is a new installment payment (distribution) option for retirees.

      o There is an optional deferral of distribution to age 70 1/2 for terminated employees if the account balance is greater than $5,000.

      On September 30, 1997, Rockwell spun-off its Automotive business into an independent, publicly held company, Meritor Automotive, Inc. ("Meritor") and distributed all of the outstanding shares of common stock of Meritor to holders of Rockwell Common Stock. As a result of this transaction, participants of the Plan received one share of Meritor Common Stock for every three shares of Rockwell Common Stock which they held as of the transaction date. Also, effective September 30, 1997, Meritor Stock Fund F, consisting of Meritor Common Stock, has been added to the Plan. Participants may elect to transfer all or a portion of their account balance in Meritor Stock Fund F to other investment funds within this Plan. Special rules apply on which funds are available for transfer.

      Effective October 1, 1997, the Plan moved from monthly valuations to daily valuation. Most transactions are processed on the date received, provided they are received prior to the close of the New York Stock Exchange.

      On December 31, 1998, Rockwell spun-off its Semiconductor Systems business into an independent, publicly held company, Conexant Systems, Inc. ("Conexant"), and distributed all of the outstanding shares of common stock of Conexant to holders of Rockwell common stock. As a result of this distribution, the Plan received one share of Conexant common stock for every two shares of Rockwell common stock held as of the distribution date. The Conexant shares were received on January 4, 1999 by Conexant Stock Fund H, which was established as of the December 31, 1998 distribution date. Upon distribution, the value of each Conexant share was approximately $16.75, which was twice the amount of the approximate $8.37 decline in the value of each Rockwell share at that same time. As such, based on the distributing allocation of the shares (one Conexant share for every two Rockwell shares held), the distribution of Conexant shares had no impact on Plan participant account balances. Participants may elect to transfer all or a portion of their account balance in Conexant Stock Fund H to other investment funds within the Plan. Special rules apply on which funds are available for transfer.

      Participants should refer to the Plan document for more complete information regarding changes in the Plan.

6.    SUBSEQUENT EVENTS

      In January 1999, Rockwell approved a series of changes to the Plan that became effective on April 1, 1999. These changes include increasing the investment opportunities available under the Plan and adding flexibility to certain participant transactions such as investment of future participant contributions, fund transfers, participant loans, etc., and providing an ongoing investment education program to Plan participants. Participants should refer to the Summary Plan Descriptions for more information on these changes.

      Effective January 1, 1999, the Plan was renamed the Rockwell Employee Savings and Investment Plan for Represented Hourly Employees.

                                   * * * * * *


ALLEN-BRADLEY SAVINGS AND INVESTMENT
PLAN FOR REPRESENTED HOURLY EMPLOYEES

Item 27a SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1998
---------------------------------------------------------------------------------------------------------------

Column A                 Column B                      Column C                 Column D            Column E

                                             Description of Investment,
                   Identity of Issuer,       Including Collateral, Rate
                   Borrower, Lessor or       of Interest, Maturity Date,                            Current
                   Similar Party             Par or Maturity Value                Cost               Value

                   *  Wells Fargo, N.A.      Master Defined Contribution
                                               Trust                         $   26,373,718     $   30,514,887

                   *  Participant loans      Participant Loans; prime plus
                                               1%, due 12 to 120 months
                                               from date of loan                    564,219            564,219
                                                                             ---------------    ----------------

                    Total investments                                        $   26,937,937     $   31,079,106
                                                                             ===============    ================

*  Party-in-interest

ALLEN-BRADLEY SAVINGS AND INVESTMENT PLAN
FOR REPRESENTED HOURLY EMPLOYEES
DECEMBER 31, 1998

Schedule 27b - Schedule of Loans or Fixed Income Obligations

                                                                                 g) Detailed
                                                                                    Description
                                                                                    of Loan,
                                                                                    Including
                                                                                    Dates of
                                                                                    Making and
                                                                                    Maturity,
                                                                                    Interest
                                                                                    Rate, Type
                                                                                    and Value of
                                                                                    Collateral,
                                        Amount Received During Reporting Year       Description       Amount Overdue
                                        -------------------------------------       and Terms of      --------------
                                                                                    Renegotiation
       b) Identity and  c) Original                              f) Unpaid          of Loan, if
          Address of       Amount of                                Balance at      any, and Other
a)        Obligor          Loan       d) Principal  e) Interest     End of Year     Material Items  h) Principal  i) Interest
-----  ---------------  ------------  ------------  -----------  --------------  -----------------  ------------  -----------
*      Various          Not           Not           Not          Not             Various                 $22,194  Not
       Participants     available*    available*    available*   available*      Participant                      available*
                                                                                 Loans




Not available*:  The Plan's recordkeeper has indicated that this information is not currently available.

Note:  The participant loans included in this schedule are over 90 days past due.  Each identified participant has been notified that this past due status, if not corrected by bringing the loan to a current status within 60 days, will result in the loan being defaulted and the loan amount being found to be taxable as a deemed distribution.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned, hereunto duly authorized.



                                         ALLEN-BRADLEY SAVINGS AND INVESTMENT
                                         PLAN FOR REPRESENTED HOURLY EMPLOYEES



                                         By   /s/ Alfred J. Spigarelli
                                           ----------------------------------
                                                  Alfred J. Spigarelli
                                                  Plan Administrator



Date:  June 29, 1999

INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in Registration Statement No. 333-17405 of Rockwell International Corporation on Form S-8, and the prospectus dated March 10, 1999, with respect to the Securities covered thereby, of our report dated June 18, 1999, appearing in this Annual Report on Form 11-K of the Allen-Bradley Savings and Investment Plan for Represented Hourly Employees for the year ended December 31, 1998.





Deloitte & Touche LLP
Pittsburgh, Pennsylvania
June 29, 1999





                                       S-2